UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66039

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Waller Capital Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza, Ste 2322

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R George, CFO   603-380-5345

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Sary D. Archambault
Notary Public, State of New Hampshire
My Commission Expires Aug. 26, 2020

Notary Public   01/11/2018

Kenneth George, CFO/FINop

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities
                    (not applicable)
(x) (g) Computation of Net Capital
          Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
          applicable)
( ) (i) Information Relating to the Possession or Control Requirements
          for Brokers and Dealers Pursuant to Rule 15c3-3 under the
          Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net
          Capital Under Rule 15c3-1 and the Computation for Determination of the
          Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements
          of Financial Condition With Respect to Methods of Consolidation (not
          applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Waller Capital Securities LLC
(A Limited Liability Company)

Annual Audited report

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

Form X-17A-5, Part III

Year Ended December 31, 2017

Waller Capital Securities LLC
(A Limited Liability Company)
Contents
December 31, 2017

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Waller Capital Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Waller Capital Securities LLC as of December 31, 2017, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Waller Capital Securities LLC as of December 31, 2017 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Waller Capital Securities LLC's management. My responsibility is to express an opinion on Waller Capital Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Waller Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Waller capital Securities LLC's financial statements.

The supplemental information is the responsibility of Waller Capital Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Waller capital Securities's auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 14, 2018

Waller Capital Securities LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	20,741
Due from parent company		231
Prepaid expenses		517
Total assets	$	21,489

Liabilities and Member Equity

Liabilities

Accounts payable and accrued expenses	$	4,540
Member equity		16,949
Total liabilities and member equity	$	21,489

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
Statement of Operations
Year Ended December 31, 2017

Revenue		
Advisory income	$	50,000
Total revenue		50,000
Expenses		
Professional fees		49,306
Regulatory fees and assessments		7,796
Rent		46,800
Salary		36,000
Other		8,689
Taxes		25
Total expenses		148,616
Net loss	$	(98,616)

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities		
Net loss	$	(98,616)
Adjustment to reconcile net income to net cash provided by		
operating activities		
Forgiveness of debt by parent company		74,325
Increase (decrease) in cash resulting from changes		
in operating assets and liabilities		
Due from parent company		(231)
Prepaid expenses		621
Accounts payable and accrued expenses		(35,385)
Net cash used in operating activities		(59,286)
Cash flows from financing activities		
Contributions by member		20,000
Net cash provided by financing activities		20,000
Net decrease in cash		(39,286)
Cash		
Beginning		60,027
Ended	$	20,741
Supplemental disclosure of non-cash financing activity		
Contributions by member	$	74,325

The accompanying notes are an integral part of these financial statements.

4

Waller Capital Securities LLC
Statement of Changes in Member Equity
Year Ended December 31, 2017

Balance - January 1, 2017	$	21,240
Net loss		(98,616)
Contributions by member		94,325
Balance - December 31, 2017	$	16,949

The accompanying notes are an integral part of these financial statements.

5

1. **General**

   Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000, and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

   The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Capital Contributions
   The sole member, Waller Capital Partners (the "Parent"), intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2017, the sole member contributed $94,325 of additional capital, of which $20,000 was cash and $74,325 was non-cash contributions.

   Revenue Recognition
   The Company recognizes transaction fees at the time the transaction is completed and the income is readily determinable.

   Income Taxes
   As a limited liability company, the Company is not liable for Federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

   The Company is a disregarded entity and files as part of the consolidated New York City Unincorporated Business tax return through its Parent.

   The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2017, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2014.

New Accounting Standards
New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. Entities may elect either full or modified retrospective transition. Full retrospective transition will require a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance.

The Company plans to adopt the revenue recognition guidance in the first quarter of 2018 using the modified retrospective method with a cumulative effect adjustment to opening retained earnings (if any). The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other U.S. GAAP. Accordingly, the Company does not expect an impact to net interest revenue. The Company believes that the primary areas of potential impact of the guidance for the Company are (1) the impact on the income statement of the capitalization of costs to obtain a contract and (2) the presentation of certain revenue streams in the income statement (i.e., gross versus net reporting). With respect to the capitalization of costs to obtain a contract, the Company believes adoption of the standard will likely alter the timing, measurement and recognition of those costs in the income statement; however, the Company does not expect the impact to be material.

The American Institute of Certified Public Accountants has formed sixteen industry task forces to help assess industry specific implementation issues including the broker dealer industry. Preliminary conclusions reached by the Company may be impacted by the finalized task-force papers, which have yet to be released. The next phase of the Company's implementation work will be to evaluate any changes that may be required to the Company's applicable disclosures. While the total revenue may be impacted by the adoption of the guidance, net income will not be affected.

3. **Related Party**

    The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003, and amended February 2016. During 2017, services amounting to $87,332 were provided under the expense sharing agreement and are included as rent, salary, and other in the accompanying statement of income. During 2017, the sole member contributed capital to the Company in the amount of $20,000 in addition to the services provided under the expense sharing agreement.

4. **Commitments and Contingencies**

    The Company is co-defendant in a lawsuit by former employee. The allegations pertain to compensation allegedly owed by the Parent company to former employee. No contingency has been recorded by the Company.

5. **Customer Concentration**

One client accounted for all the advisory fees earned in 2017.

6. **Net Capital Requirements**

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2017, the Company had net capital, as defined, of 16,201 which was $11,201 above its required net capital of $5,000. The Company had aggregate indebtedness of $4,541 and its ratio of aggregate indebtedness to net capital was .28 to 1.

7. **Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 14, 2018, the date for which the financial statements were issued. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2017

Waller Capital Securities, LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Computation of net capital		
Total member equity	$	16,949
Deductions and/or charges		
Non-allowable assets		(748)
Net capital before haircuts on securities positions (tentative net capital)		16,201
Haircuts on securities		-
Net capital	$	16,201
Computation of basic net capital requirements		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	11,201
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	10,201
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	4,541
Total aggregate indebtedness	$	4,541

Ratio of aggregate indebtedness to net capital

Total Aggregate Indebtedness	$	4,541	= .28 to 1
Net Capital	$	16,201	

The ratio of aggregate indebtedness to net capital is .28 to 1 compared to the maximum allowable ratio of 15 to 1.

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

Waller Capital Securities LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Waller Capital Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Waller Capital Securities LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2017

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Waller Capital Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Waller Capital Securities LLC

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which Waller Capital Securities LLC (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Waller Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 14, 2018

Waller Capital Securities LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

Waller Capital Securities LLC Exemption Report

Waller Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2017, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Waller Capital Securities LLC

I, Kenneth R. George, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Kenneth R. George
CFO/FINop